Exhibit 99.1

CONTACT:	Investors: Jay Venkateswaran Senior VP — Investor Relations WNS (Holdings) Limited +1 212 599 6960 ir@wnsgs.com

Media: Mike Sherrill Gutenberg Communications +1 212 239 8741 msherrill@gutenbergpr.com
WNS Announces AVIVA Extends Call Option Exercise Date
New York and Mumbai, September 10, 2007 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, announced today that it has entered into a letter agreement with AVIVA, a major client, amending the terms of exercise of AVIVA’s option to require WNS to transfer the relevant project and operations of its facility at Pune, India, to AVIVA provided in its contract with AVIVA. Pursuant to the amendment letter, the earliest date of exercise of the call option has been extended from October 1, 2007 to January 1, 2008. Accordingly, if the option to transfer the Pune facility is exercised, the earliest date WNS would be required to transfer the Pune facility to AVIVA would be April 2, 2008.
For the quarter ended June 2007, the AVIVA facility at Pune accounted for 4.76% of WNS’ revenue and 7.68% of WNS’ revenue less repair payments.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high-quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
WNS ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Those statements include estimates of the benefits of the proposed acquisition and future plans of the company. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to: technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the U.S. or the U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions; our ability to successfully consummate strategic acquisitions; and other risks described from time to time in our SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2007 filed on June 26, 2007, as amended.
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